Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 22, 2024
1. Date, Time and Place: May 17, at 10:00 a.m., the Board of Directors ("Board") of Suzano S.A. ("Suzano" or "Company") met by digital form (videoconference).

2. Attendance: The following Directors of the Company attended the meeting: David Feffer (Chairman of the Board), Daniel Feffer and Nildemar Secches (Vice-Chairmans of the Board), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka (“Directors”).
In addition, José Alberto de Abreu, Statutory Executive Director without specific designation, Marcelo Bacci, CFO and Investor Relations Director and Mr. Marcos Moreno Chagas de Assumpção, as Secretary, attended the meeting as guests.

3. Call Notice: Pursuant to item 6.3 of the Internal Regulations of the Board, the call notice was dispensed, considering that all the members of the Board were present.

4. Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr. Marcos Moreno Chagas Assumpção acted as the secretary.

5. Agenda: (1) analysis and resolution on the issuance of the eleventh (11th) issue of common debentures, not convertible into shares, unsecured, in three series, for public distribution, by the Company ("Debentures"), in the total amount of up to BRL 5,900,000,000.00 (five billion nine hundred Brazilian reais) ("Issuance"), which will be object of a public distribution offering, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended ("Law 6,385"), of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160, of July 13, 2022, as amended ("CVM Resolution 160") and of the other applicable legal and regulatory provisions ("Offering"), under a firm-commitment placement regime; (2) analysis and resolution on the hiring of service providers necessary to execute the Offering, including, without limitation, the financial institutions integrating the securities system responsible for the placement and intermediation of the Offering ("Underwriters"), the fiduciary agent, the settlement agent, the bookkeeping agent, the rating agency and the legal counsels ("Service Providers"); (3) analysis and resolution for the execution of all and any instruments, contracts and documents and their eventual amendments and for the practice of all the necessary or suitable acts for the formalization of the above resolutions, including the amendment to the Indenture to reflect the final rate of the Remuneration of the Third Series Debentures; (4) the execution of derivative transactions linked to the Debentures, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk; (5) authorize the Company's officers and/or their legally appointed

Exhibit 99.1
attorneys-in-fact, pursuant to the provisions of the Company's Bylaws, to represent the Company in the practice of all the necessary or suitable acts for the formalization of the above resolutions, including, without limitation, the execution of the “Instrumento Particular de Escritura da 11ª (Décima Primeira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em 3 (Três) Séries, para Distribuição Pública, da Suzano S.A.” (“Indenture”) and any amendments thereto, the Debentures’ distribution agreement ("Distribution Agreement"), the instruments for contracting the Service Providers and other documents required for registering the Debentures with the B3 S.A. - Brasil, Bolsa, Balcão ("B3"), among other documents; and (6) analysis and resolution on the ratification of all the acts that have been performed by the Company's management related to the above matters.

6. Minutes in Summary Form: The Directors present unanimously approved the drawing up of these minutes in summary form.

7. Resolutions: The Directors present, by majority and without reservations, recording the abstention of Mr. Walter, approved:

I. the execution of the Issuance and the Offering, under the terms and conditions below:

(a) Use of Proceeds.

(i). First Series Debentures. The net funds raised by the Company through the payment of the First Series Debentures will be allocated to refinance and lengthen the Company's debt profile;

(ii). Second Series Debentures. The net funds raised by the Company through the payment of the Second Series Debentures will be allocated to refinance and lengthen the Company's debt profile; and

(iii). Third Series Debentures. The net funds raised by the Company through the payment of Debentures will be allocated, pursuant to article 2, paragraph 1 of Law No. 12,431, of June 24, 2011, as amended (“Law 12,431”) and article 2 (i) of the Decree No. 11,964, of March 26, 2024 (“Decree 11,964”) to cover expenses already incurred and/or to be incurred related to the Project (as may be described in the Indenture), as approved as a priority project through Brazilian Ministry of Mines and Energy Ordinance No. 1437, of June 2, 2022, published in the Federal Official Gazette on June 2, 2022 ("Ordinance"), being certain that such resources shall be fully allocated to the future payment or reimbursement of expenditures, expenses or debts related to the Project (as defined in the Indenture) that occurred within a period equal or inferior to 24 (twenty-four) months counted from the disclosure date of the closing

Exhibit 99.1
announcement of the Offering ("Closing Announcement"), as it will be detailed in the Indenture;

(b) Placement. The Debentures shall be object of a public distribution offering, pursuant to the automatic distribution registration procedure, under article 26, IV, point (a), without the need for prior analysis by the CVM, under the terms of CVM Resolution 160, under a firm placement guarantee for the Total Issue Value, with the intermediation of financial institutions that are part of the securities distribution system responsible for distributing the Debentures, which shall be carried out pursuant to Law 6,385, the CVM Resolution 160, the Distribution Agreement and other applicable legal and regulatory provisions, with the intermediation of the Underwriters, having as its target exclusively professional investors, as defined in articles 11 and 13, of CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30");

(c) Number of the Issue. The Debentures represent the eleventh (11th) issue of debentures of the Company;

(d) Subscription Term. Subject to the requirements to be set forth in the Indenture, the Debentures will be subscribed, at any moment, from the date of the initial distribution of the Offering, and such subscription must be made within 180 (one hundred and eighty) days, counting from the date of release of the Offering initial distribution announcement, pursuant to article 48 of CVM Resolution 160 ("Initial Announcement");

(e) Form of Subscription and Payment. The Debentures will be subscribed and paid-in, at any time, from the date of the initial distribution, as informed in the initial distribution announcement, to be released pursuant to article 13 of CVM Resolution 160, during the Debentures distribution period set forth in article 48 of CVM Resolution 160, in accordance with the procedures of B3, subject to the Distribution Schedule (as shall be defined in the Indenture). The payment price for the Debentures (i) on the first Payment Date (as defined below) of the respective series of Debentures, will be the Nominal Unit Value of the Debentures, for all the three series; and (ii) on the Payment Dates occurring after the first Payment Date, it will be (ii.a) the Nominal Unit Value, in the case of the First Series Debentures and the Second Series Debentures; or (ii.b) the Updated Nominal Unit Value of the Debentures of the Third Series, in the case of the Third Series Debentures, in both cases, plus the Remuneration of the respective series of Debentures, calculated pro rata temporis from the first Payment Date to the date of effective payment of the respective series ("Payment Price"), and may also, on any Payment Date, exclusively for the Third Series Debentures, be subscribed with a premium or discount, as may be defined in the act of subscription of the Third Series Debentures, it being certain that, if applicable, the premium or discount, as the case may be, shall be applied on equal terms to all Third Series Debentures subscribed and paid up on the same payment date ("Payment

Exhibit 99.1
Date"). The Debentures shall be paid up in cash and in local currency on the respective Payment Date at the applicable Payment Price;

(f) Monetary Adjustment of the Debentures:

(i). Updating of the Nominal Unit Value of the First and Second Series Debentures: The Nominal Unit Value or the remaining balance of the Nominal Unit Value, as the case may be, of the First Series Debentures and/or the Second Series Debentures, as the case may be, will not be monetarily restated; and

(ii). Updating of the Nominal Unit Value of the Third Series Debentures: The Nominal Unit Value or the remaining balance of the Nominal Unit Value of the Third Series Debentures will be updated by the accumulated variation of the IPCA, disclosed monthly by the IBGE, calculated in an exponential and cumulative manner pro rata temporis basis per Business Days, from the first Payment Date of the Third Series Debentures until the date of their effective payment, and the product of the adjustment will be incorporated into the Nominal Unit Value or the remaining balance of Nominal Unit Value, as the case may be, of the Third Series Debentures automatically ("Monetary Adjustment of the Third Series Debentures" and "Updated Nominal Unit Value of the Third Series Debentures", respectively), and calculated in accordance with the formula to be set forth in the Indenture;

(g) Distribution, Trading and Electronic Custody. The Debentures will be deposited at B3 for: (i) distribution in the primary market through MDA - Securities Distribution Module, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading in the secondary market through CETIP21 - Securities, managed and operated by B3, with the trades being financially settled and the Debentures held in electronic custody at B3;

(h) Total Amount of the Issue. The total Issue amount will be up to BRL 5,900,000,000.00 (five billion nine hundred million Brazilian reais), on the Issue Date ("Total Amount of the Issue"), of which: (i) R$1,000,000,000.00 (one billion reais) refers to the First Series Debentures; (ii) R$4,000,000,000.00 (four billion reais) refers to the Second Series Debentures and (iii) R$900,000,000.00 (nine hundred million reais) refers to the Third Series Debentures.;

(i) Quantity of Debentures. There will be issued 5.900.000 (five million nine hundred thousand) Debentures, on the Issue Date, being 1,000,000 (one million) Debentures of the First Series, 4,000,000 (four million) Debentures of the Second Series and 900,000 (nine hundred thousand) Debentures of the Third Series;

(j) Nominal Unit Value. The Debentures will have a Nominal Unit Value of BRL 1,000.00 (one thousand Brazilian reais), on the Issue Date (“Nominal Unit Value”);

(k) Number of Series. The Issuance will be carried out in three series;

Exhibit 99.1

(l) Form and Proof of Title. The Debentures will be issued in registered and book-entry form, without the issue of certificates, and, for all legal purposes, the title to the Debentures will be evidenced by the deposit account statement issued by the Bookkeeping Agent, and, additionally, with regard to the Debentures that are held in custody electronically at B3, as applicable, a statement will be issued by B3 on behalf of the Debenture Holder, which will serve as proof of title to such Debentures;

(m) Convertibility. The Debentures will be common, that is, they will not be convertible into shares issued by the Company;

(n) Type. The Debentures will be unsecured, pursuant to article 58, caput, of the Brazilian Corporation Law, for this reason they will not have any real or fiduciary guarantee, nor any privilege over the Company's assets. Thus, there will be no segregation of the Company's or third parties' assets to serve as a guarantee to the Debenture Holders, particularly in the event of judicial or extrajudicial execution of the Company's obligations arising from the Debentures and the Indenture;

(o) Issue Date: For all legal effects, the Debentures issue date will be that defined in the Indenture (“Issue Date”);

(p) Yield Start Date: For all legal purposes and effects, the yield start date: (i) of the Debentures of the First Issue, shall be the first Payment Date of the Debentures of the First Issue; (ii) of the Debentures of the Second Issue, shall be the first Payment Date of the Debentures of the Second Issue; and (iii) of the Debentures of the Third Issue, shall be the first Payment Date of the Debentures of the Third Issue;

(q) Term and Maturity Date.

(i). Term and Maturity Date of the First Series Debentures. Subject to the provisions of the Indenture, the term of the First Series Debentures will be 8 (eight) years from the Issue Date, maturing on a date to be established in the Indenture (“Maturity Date of the First Series Debentures”);

(ii). Term and Maturity Date of the Second Series Debentures. Subject to the provisions of the Indenture, the term of the Second Series Debentures will be 10 (ten) years from the Issue Date, maturing on a date to be established in the Indenture (“Maturity Date of the Second Series Debentures”); and

(iii). Term and Maturity Date of the Third Series Debentures. Subject to the provisions of the Indenture, the term of the Third Series Debentures will be 12 (twelve) years from the Issue Date, maturing on a date to be established in the Indenture (“Maturity Date of the Third Series Debentures”).

(r) Amortization of the Updated Nominal Value of the Debentures:

Exhibit 99.1

(i). Payment of the Amortization of the First Series Debentures. The balance of the Nominal Unit Value of the First Series Debentures shall be amortized annually, in 2 (two) consecutive installments, on the 7th (seventh) and 8th (eighth) years (inclusive), as from the Issue Date, the first amortization being due on a certain date to be established in the Indenture, and the last amortization on the Maturity Date of the First Series Debentures, in accordance with the table to be established in the Indenture (each, a "First Series Debentures Amortization Date"), except for payments as a result of the Early Maturity Events applicable to the First Series Debentures, Extraordinary Early Amortization of the First Series Debentures, Optional Early Redemption in Full of the First Series Debentures, Optional Acquisition of the First Series Debentures with cancellation of all the First Series Debentures acquired and Early Redemption Offer of the First Series Debentures, as may be provided for in the Indenture;

(ii). Payment of the Amortization of the Second Series Debentures. The balance of the Nominal Unit Value of the Second Series Debentures shall be amortized annually, in 2 (two) consecutive installments, on the 9th (nineth) and 10th (tenth) years (inclusive), as from the Issue Date, the first amortization being due on a certain date to be established in the Indenture, and the last amortization on the Maturity Date of the Second Series Debentures, in accordance with the table to be established in the Indenture (each, a "Second Series Debentures Amortization Date"), except for payments as a result of the Early Maturity Events applicable to the Second Series Debentures, Extraordinary Early Amortization of the Second Series Debentures, Optional Early Redemption in Full of the Second Series Debentures, Optional Acquisition of the Second Series Debentures with cancellation of all the Second Series Debentures acquired and Early Redemption Offer of the Second Series Debentures, as may be provided for in the Indenture; and

(iii). Payment of the Amortization of the Third Series Debentures. The balance of the Nominal Unit Value of the Third Series Debentures shall be amortized annually, in 2 (two) consecutive installments, on the 11th (eleventh) and 12th (twelvth) years (inclusive), as from the Issue Date, the first amortization being due on a certain date to be established in the Indenture, and the last amortization on the Maturity Date of the Third Series Debentures, in accordance with the table to be established in the Indenture (each, a "Third Series Debentures Amortization Date"), except for payments as a result of the Early Maturity Events applicable to the Third Series Debentures, Extraordinary Early Amortization of the Third Series Debentures, Optional Early Redemption in Full of the Third Series Debentures, Optional Acquisition of the Third Series Debentures with cancellation of all the Third Series Debentures acquired and Early Redemption Offer of the Third Series Debentures, as may be provided for in the Indenture;

(s) Remuneration of the Debentures:

Exhibit 99.1
(i). Remuneration of the First Series Debentures. The Unit Nominal Value or the balance of the Unit Nominal Value of the First Series Debentures, as the case may be, will bear interest corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the one-day Interbank Deposit (DI), "over extra grupo" ("DI Rate"), expressed as a percentage per annum, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 in the daily information available on its website (http://www.b3.com.br) plus a spread of 0.80% (eighty hundred percent) per annum, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of the First Series Debentures"), calculated exponentially and cumulatively pro rata temporis per Business Day elapsed, from the first Payment Date of the First Series Debentures or the immediately preceding Payment Date of the Remuneration of the First Series Debentures, as the case may be, until the date of actual payment. The Remuneration of the First Series Debentures will be calculated in accordance with the formula to be described in the Indenture;

(ii). Remuneration of the Second Series Debentures. The Unit Nominal Value or the balance of the Unit Nominal Value of the Second Series Debentures, as the case may be, will bear interest corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate, expressed as a percentage per annum, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 S.A. - Brasil, Bolsa, Balcão, in the daily information available on its website (http://www.b3.com.br), plus a spread of 1.00% (one whole percent) per annum, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of the Second Series Debentures"), calculated exponentially and cumulatively pro rata temporis per Business Day elapsed, from the first Payment Date of the Second Series Debentures or the immediately preceding Payment Date of the Remuneration of the Second Series Debentures, as the case may be, until the date of actual payment. The Remuneration of the Second Series Debentures will be calculated in accordance with the formula to be described in the Indenture; and

(iii). Remuneration of the Third Series Debentures. The Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value of the Third Series Debentures, as the case may be, shall bear remunerative interest fixed rates corresponding to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, equivalent to the rate calculated based on the percentage corresponding to the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on May 15, 2035, according to the indicative rates disclosed by ANBIMA on its website (http://www.anbima.com.br), to be calculated on a date to be defined by mutual agreement between the Company and the Managers up to the date of the Bookbuilding Procedure (included)("Remuneration of the Third Series Debentures"), calculated exponentially and cumulatively on a pro rata temporis basis per Business Day elapsed, from the first Payment Date of the Third Series Debentures or the immediately preceding Payment Date of the Remuneration of the Third Series Debentures, as the case may be, until the date of actual payment. The Remuneration

Exhibit 99.1
of the Third Series Debentures will be calculated in accordance with the formula to be described in the Indenture. The final rate of the Remuneration of the Third Series Debentures will be reflected by means of an amendment to the Indeniture, to be entered into prior to the first Payment Date, without the need for any additional corporate resolution by the Company, or by the General Meeting of Debenture Holders.

(t) Payment of the Remuneration:

(i). Payment of the Remuneration of the First Series Debentures. The Remuneration of the First Series Debentures shall be paid semiannually, with the first payment to be made on a specific date to be established in the Indenture and the last payment to be made on the Maturity Date of the First Series Debentures, in accordance with the table to be established in the Indenture (each, a "First Series Debenture Remuneration Payment Date"), except for payments as a result of Early Maturity Events applicable to the First Series Debentures, Total Optional Early Redemption of the First Series Debentures, Optional Acquisition of First Series Debentures with cancellation of all First Series Debentures acquired and Early Redemption Offer of the First Series Debentures, as may be provided for in the Indenture;

(ii). Payment of the Remuneration of the Second Series Debentures. The Remuneration of the Second Series Debentures shall be paid semiannually, with the first payment to be made on a specific date to be established in the Indenture and the last payment to be made on the Maturity Date of the Second Series Debentures, in accordance with the table to be established in the Indenture (each, a "Second Series Debenture Remuneration Payment Date"), except for payments as a result of Early Maturity Events applicable to the Second Series Debentures, Total Optional Early Redemption of the Second Series Debentures, Optional Acquisition of Second Series Debentures with cancellation of all Second Series Debentures acquired and Early Redemption Offer of the Second Series Debentures, as may be provided for in the Indenture; and

(iii). Payment of the Remuneration of the Third Series Debentures. The Remuneration of the Third Series Debentures shall be paid semiannually, with the first payment to be made on a specific date to be established in the Indenture and the last payment to be made on the Maturity Date of the Third Series Debentures, in accordance with the table to be established in the Indenture (each, a "Third Series Debenture Remuneration Payment Date"), except for payments as a result of Early Maturity Events applicable to the Third Series Debentures, Total Optional Early Redemption of the Third Series Debentures, Optional Acquisition of Third Series Debentures with cancellation of all Third Series Debentures acquired and Early Redemption Offer of the Third Series Debentures, as may be provided for in the Indenture.

Exhibit 99.1

(u) Bookbuilding Procedure. The procedure for collecting investment intentions will be adopted, being organized by the Underwriters, without receiving reserves and minimum or maximum lots, in order to verify demand for the Debentures ("Bookbuilding Procedure");

(v) Scheduled Renegotiation. The Debentures will not be subject to scheduled renegotiation;

(w) Risk Rating. Fitch Ratings Brasil Ltda. will be hired as the risk rating agency for the Debentures (“Risk Rating Agency”). During the term of the Debentures, the Company shall maintain a contract with the Risk Rating Agency for the annual update of the Debentures’ risk rating, and, if the Company choose to change, at any time, the Rating Agency of Risk, or the Risk Rating Agency ceases its activities in Brazil or, for whatever reason, is or is prevented from issuing the rating, the Company may replace the Risk Rating Agency, without the need for approval by the Debenture Holders, provided that the substitute rating agency should be Standard & Poor's Ratings do Brasil Ltda. or Moody's Local BR Agência de Classificação de Risco Ltda.;

(x) Optional Total Early Redemption.

(i). Total Optional Early Redemption of the First Series Debentures. The Company may choose, as from a date to be defined in the Indenture, at its sole discretion, to carry out the full optional early redemption of the Debentures, upon payment of a premium, as provided for in the Indenture ("Full Optional Early Redemption of the First Series Debentures"), with consequent cancellation of the First Series Debentures effectively redeemed, subject to the terms and conditions to be established in the Indenture;

(ii). Total Optional Early Redemption of the Second Series Debentures. The Company may choose, as from a date to be defined in the Indenture, at its sole discretion, to carry out the full optional early redemption of the Debentures, upon payment of a premium, as provided for in the Indenture ("Full Optional Early Redemption of the Second Series Debentures"), with consequent cancellation of the Second Series Debentures effectively redeemed, subject to the terms and conditions to be established in the Indenture; and

(iii). Total Optional Early Redemption of the Third Series Debentures. The Company may choose, at its sole discretion, to carry out the full optional early redemption of the Third Series Debentures ("Full Optional Early Redemption of the Third Series Debentures"), pursuant to CMN Resolution No. 4,751 or otherwise, provided that this is legally permitted and duly regulated by the CMN, pursuant to Law No. 12. 431, with consequent cancellation of the Third Series Debentures effectively redeemed, provided that: (a) the minimum weighted average term of 4 (four) years of payments elapsed between the Issue Date and the date of the effective Optional Total

Exhibit 99.1
Early Redemption of the Debentures, or other term that may be authorized by applicable laws and regulations; (b) the provisions of item II of article 1, paragraph 1, of Law 12. 431, in CMN Resolution 4,751 and other applicable legislation or regulations; and (c) the terms and conditions to be established in the Indenture.

(y) Total Optional Early Redemption Amount

(i). First Series Debentures. On the occasion of the Total Optional Early Redemption of the First Series Debentures, the amount to be paid by the Issuer in relation to each of the First Series Debentures involved shall be equivalent to the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, of all the First Series Debentures to be redeemed; plus (a) the Remuneration of the First Series Debentures due up to the date of the effective Total Optional Early Redemption of the First Series Debentures calculated pro rata temporis, as from the first Payment Date of the First Series Debentures or the immediately preceding Payment Date of the Remuneration of the First Series Debentures, as the case may be, inclusive, up to the date of the effective Total Optional Early Redemption of the First Series Debentures, exclusive; (b) late payment charges, if any; and (c) any pecuniary obligations and other accruals relating to the First Series Debentures upon redemption ("Total Optional Early Redemption Amount of the First Series Debentures"), plus a premium levied on the Total Optional Early Redemption Amount of the First Series Debentures ("Early Redemption Premium of the First Series Debentures"), calculated in accordance with the formula described in the Indenture;

(ii). Second Series Debentures. On the occasion of the Total Optional Early Redemption of the Second Series Debentures, the amount to be paid by the Issuer in relation to each of the Second Series Debentures involved shall be equivalent to the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, of all the Second Series Debentures to be redeemed, plus (a) the Remuneration of the Second Series Debentures due until the date of the effective Total Optional Early Redemption of the Second Series Debentures, calculated pro rata temporis, as from the first Payment Date of the Second Series Debentures or the immediately preceding Payment Date of the Remuneration of the Second Series Debentures, as the case may be, inclusive, until the date of the effective Total Optional Early Redemption of the Second Series Debentures, exclusive; (b) late payment charges, if any; and (c) any pecuniary obligations and other accruals relating to the Second Series Debentures upon redemption ("Total Optional Early Redemption Amount of the Second Series Debentures"), plus a premium levied on the Total Optional Early Redemption Amount of the Second Series Debentures, as the case may be, calculated in accordance with the formula described in the Indenture ("Second Series Debentures Early Redemption Premium"); and

(iii). Third Series Debentures. On the occasion of the Total Optional Early Redemption of the Third Series Debentures, the amount to be paid by the Issuer in

Exhibit 99.1
relation to each of the Third Series Debentures involved will be equivalent: (a) exclusively in the event of redemption in the event of temporary unavailability, extinction, limitation and/or non-disclosure of the IPCA, to the balance of the Updated Nominal Unit Value of the Third Series Debentures, plus (I) the Remuneration of the Third Series Debentures due up to the date of the effective Total Optional Early Redemption of the Third Series Debentures, calculated pro rata temporis, as from the first Payment Date of the Third Series Debentures or the immediately preceding Payment Date of the Remuneration of the Third Series Debentures, as the case may be, inclusive, until the date of the effective Total Optional Early Redemption of the Third Series Debentures, exclusive; (II) late payment charges, if any; and (III) any pecuniary obligations and other accruals relating to the Third Series Debentures upon redemption, or (b) for other cases of Total Optional Early Redemption of the Third Series Debentures, to the amounts indicated in item "(1)" or in item "(2)" below, whichever is greater ("Total Optional Early Redemption Amount of the Third Series Debentures" or "Optional Extraordinary Amortization Amount of the Third Series Debentures", as the case may be), also observing the provisions of item III of article 1 of CMN Resolution 4.751.

1) the Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value, as the case may be, of the Third Series Debentures to be redeemed, plus (a) the respective Remuneration of the Third Series Debentures, calculated pro rata temporis from the first Payment Date of the Third Series Debentures or the immediately preceding Payment Date of the Remuneration of the Third Series Debentures, as the case may be, inclusive, until the date of the effective Total Optional Early Redemption of the Third Series Debentures or the date of the effective Optional Extraordinary Amortization of the Third Series Debentures, exclusive, as the case may be; (b) late payment charges, if any; and (c) any pecuniary obligations and other accruals relating to the Third Series Debentures upon redemption; or

2) the present value of the remaining redemption payment installments of the Updated Nominal Unit Value of the Third Series Debentures, plus (a) the respective Remuneration of the Third Series Debentures, using as discount rate the internal rate of return of the public bond IPCA+ with semi-annual interest (NTN-B), with a duration closest to the remaining duration of the Third Series Debentures, on the date of the respective Total Optional Early Redemption of the Third Series Debentures, using the indicative quotation published by ANBIMA on its website (http://www.anbima.com.br) ascertained on the second Business Day immediately preceding the date of the Total Optional Early Redemption of the Third Series Debentures, less a rate of 0.30% (thirty hundredths percent), calculated in accordance with the formula set out in the Deed of Issue, and (b) the Late Payment Charges, if any; and (c) any pecuniary obligations and other additions relating to the Third Series Debentures at the time of redemption.

(z) Early Redemption Offering.

Exhibit 99.1
(i). Early Redemption Offer of the First Series Debentures. The Company may make an offer for the early redemption of all of the First Series Debentures, at its sole discretion, which must be addressed to all holders of the First Series Debentures subject to the Early Redemption Offer for the First Series Debentures, without distinction, ensuring equal conditions for all holders of First Series Debentures, to accept the Early Redemption Offer of the First Series Debentures they hold, in accordance with the terms and conditions set forth in the Indenture ("Early Redemption Offer of First Series Debentures");

(ii). Early Redemption Offer of the Second Series Debentures. The Company may make an offer for the early redemption of all of the Second Series Debentures, at its sole discretion, which must be addressed to all holders of the Second Series Debentures subject to the Early Redemption Offer for the Second Series Debentures, without distinction, ensuring equal conditions for all holders of Second Series Debentures, to accept the Early Redemption Offer of the Second Series Debentures they hold, in accordance with the terms and conditions set forth in the Indenture ("Early Redemption Offer of Second Series Debentures"); and

(iii). Early Redemption Offer of the Third Series Debentures. The Company may make an offer for the early redemption of all of the Third Series Debentures, at its sole discretion, which must be addressed to all holders of the Third Series Debentures subject to the Early Redemption Offer for the Third Series Debentures, without distinction, ensuring equal conditions for all holders of Third Series Debentures, to accept the Early Redemption Offer of the Third Series Debentures they hold, in accordance with the terms and conditions set forth in the Indenture ("Early Redemption Offer of Third Series Debentures"). Considering that the Third Series Debentures will have the incentive provided for in Law No. 12,431, for the Early Redemption Offer of the Third Series Debentures, the rules provided for in said Law, the rules issued by the CMN and the applicable legislation and regulations must be observed and, in addition, the weighted average term of more than four (4) years of payments elapsed between the Issue Date and the date of the effective early redemption or another that may be authorized by the applicable legislation or regulations must be observed;

(aa) Partial Optional Early Redemption. Partial optional early redemption of the Debentures will not be permitted;

(bb) Optional Acquisition of Debenture.

(i). Optional Acquisition of First Series Debentures. Subject to the provisions of CVM Resolution No. 77, dated March 29, 2022 ("CVM Resolution 77"), the Company may, at its sole discretion, at any time, subject to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law and the applicable CVM regulations, acquire First Series Debentures for: (i) an amount equal to or less than the Nominal

Exhibit 99.1
Unit Value or the balance of the Nominal Unit Value of the Debentures of the First Series, as the case may be, and this fact shall be included in the Company's management report and financial statements, or (ii) an amount greater than the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the First Series, as the case may be, and the Company shall, prior to the acquisition, send an individual communication to the holders of the First Series Debentures, with a copy to the Fiduciary Agent, or publish an announcement, under the terms set forth in this Indenture, about its intention, in compliance with the provisions of article 19 et seq. of CVM Resolution 77 or any CVM rule that may replace it ("Optional Acquisition of the First Series Debentures");

(ii). Optional Acquisition of Second Series Debentures. Subject to the provisions of CVM Resolution 77, the Company may, at its sole discretion, at any time, subject to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law and the applicable CVM regulations, acquire Second Series Debentures for: (i) an amount equal to or less than the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, and this fact shall be included in the Company's management report and financial statements, or (ii) an amount greater than the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, and the Company shall, prior to the acquisition, send an individual communication to the holders of the Second Series Debentures, with a copy to the Fiduciary Agent, or publish an announcement, under the terms to be provided for in the Indenture, about its intention, in compliance with the provisions of article 19 et seq. of CVM Resolution 77 or any CVM rule that may replace it ("Optional Acquisition of the Second Series Debentures"); and

(iii). Optional Acquisition of Third Series Debentures. Subject to the provisions of CVM Resolution 77, the Company may, at its sole discretion, after 2 (two) years have elapsed from the Issue Date or such shorter period as may be authorized by applicable laws and regulations, and subject to the provisions of items I and II of paragraph 1 of article 1 of Law 12. 431, in article 55, paragraph 3 of the Corporation Law and in the applicable CVM regulations, to acquire Third Series Debentures, at: (i) an amount equal to or lower than the Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value of the Third Series Debentures, such fact to be included in the Company's management report and financial statements, or (ii) at an amount higher than the Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value of the Third Series Debentures, as the case may be, being that the Company shall, prior to the acquisition, send individual notice to the Third Series Debenture Holders, with copy to the Fiduciary Agent, or publish an announcement, under the terms to be provided for in the Indenture, about its intention, pursuant to article 19 et seq. of CVM Resolution 77 or CVM rule that may replace it ("Optional Acquisition of the Third Series Debentures");

(cc) Extraordinary Early Amortization.

Exhibit 99.1

(i). Optional Extraordinary Amortization of the First Series Debentures. The Company may, subject to the terms and conditions established in the Indenture, amortize in advance up to 98% (ninety-eight percent) of the Nominal Unit Value of the First Series Debentures, at its sole discretion and at any time from a date to be defined in the Indenture and with incidence of premium as provided for in the Indenture ("Optional Extraordinary Amortization of the First Series Debentures");

(ii). Optional Extraordinary Amortization of the Second Series Debentures. The Company may, subject to the terms and conditions established in the Indenture, amortize in advance up to 98% (ninety-eight percent) of the Nominal Unit Value of the Second Series Debentures, at its sole discretion and at any time from a date to be defined in the Indenture with incidence of premium as provided for in the Indenture ("Optional Extraordinary Amortization of the Second Series Debentures"); and

(iii). Optional Extraordinary Amortization of the Third Series Debentures. Pursuant to article 1, paragraph 1, item II, of Law 12. 431, if regulated by the CMN and if such regulation is applicable to the Second Series Debentures, the Company may, in the manner to be regulated by the CMN, early amortize up to 98% (ninety-eight percent) of the Updated Nominal Unit Value of the Third Series Debentures, at its sole discretion, upon payment of the Optional Extraordinary Amortization Amount of the Third Series ("Optional Extraordinary Amortization of the Third Series Debentures");

(dd) Optional Extraordinary Amortization Amount.

(i). First Series Debentures. On the occasion of the Optional Extraordinary Amortization of the First Series Debentures, the amount to be paid by the Company in relation to each of the First Series Debentures involved will be equivalent the Nominal Unit Value or the balance of the Nominal Unit Value, as the case may be, multiplied by the percentage that will be the object of the respective Optional Extraordinary Amortization of the First Series Debentures, as defined by the Company added by (a) the Remuneration of the First Series Debentures due until the date of the effective Optional Extraordinary Amortization of the First Series Debentures, calculated pro rata temporis, from the first Payment Date of the First Series Debentures or the immediately preceding Payment Date of the Remuneration of the First Series Debentures, as the case may be, inclusive, until the date of the effective Optional Extraordinary Amortization of the First Series Debentures, exclusive; (b) the Late Payment Charges, if any; (c) any pecuniary obligations and other accruals referring to the First Series Debentures amortization ("Optional Extraordinary Amortization Amount of the First Series Debentures"), in addition, there is also a premium for the Value of the Debentures of the First Series Debentures, ("Extraordinary Amortization Premium of the First Series Debentures”), in accordance with the formula described in the Indenture;

Exhibit 99.1
(ii). Second Series Debentures. On the occasion of the Optional Extraordinary Amortization of the Second Series Debentures, the amount to be paid by the Company in relation to each of the Second Series Debentures involved will be equivalent the Nominal Unit Value or the balance of the Unit Nominal Value, as the case may be, multiplied by the percentage that will be the object of the respective Optional Extraordinary Amortization of the Second Series Debentures, as defined by the Company added by (a) the Remuneration of the Second Series Debentures due until the date of the Optional Extraordinary Amortization of the Second Series Debentures, calculated pro rata temporis, from the first Payment Date of the Second Series Debentures or the immediately preceding Payment Date of the Remuneration of the Second Series Debentures, as the case may be, inclusive, until the date of the Optional Extraordinary Amortization of the Second Series Debentures, exclusive; (b) the Late Payment Charges, if any; and (c) any pecuniary obligations and other additions relating to the Second Series Debentures upon redemption or amortization ("Optional Extraordinary Amortization Amount of the Second Series Debentures"), plus a premium levied on the Optional Extraordinary Amortization Amount of the Second Series Debentures, ("Extraordinary Amortization Premium of the Second Series Debentures”), calculated in accordance with the formula described in the Indenture ("Second Series Premium"); and

(iii). Third Series Debentures. On the occasion of the Optional Extraordinary Amortization of the Third Series Debentures, the amount to be paid by the Company in relation to each of the Third Series Debentures involved shall be equivalent to the amount indicated in item "(1)" or in item "(2)" below, whichever is greater ("Optional Extraordinary Amortization Amount of the Third Series Debentures", as the case may be), also observing the provisions of item III of article 1 of CMN Resolution 4. 751.

1) the Updated Unit Nominal Value or the balance of the Updated Unit Nominal Value, as the case may be, multiplied by the percentage that will be the object of the respective Optional Extraordinary Amortization of the Third Series Debentures, as defined by the Company increased by (a) the respective Remuneration of the Debentures of the Third Series Debentures, calculated pro rata temporis from the first Payment Date of the Third Series Debentures or the immediately preceding Payment Date of the Remuneration of the Third Series Debentures, as the case may be, inclusive, until the date of the effective Optional Extraordinary Amortization of the Third Series Debentures, exclusive, as the case may be; (b) late payment charges, if any; and (c) any pecuniary obligations and other accruals relating to the Third Series Debentures upon redemption or amortization; or

2) the Present Value of the remaining amortization payment installments of the Updated Nominal Unit Value of the Third Series Debentures, multiplied by the percentage that will be the object of the respective Optional Extraordinary Amortization of the Third Series Debentures, as defined by the Company increased by (a) the respective Remuneration of the Third Series Debentures, using as discount rate

Exhibit 99.1
the internal rate of return of the public IPCA+ Treasury bond with semi-annual interest (NTN-B), with a duration closest to the remaining duration of the Third Series Debentures, on the date of the respective Optional Extraordinary Amortization of the Third Series Debentures, using the indicative quotation published by ANBIMA on its website (http://www.anbima.com.br), calculated on the second Business Day immediately preceding the date of the Optional Extraordinary Amortization of the Third Series Debentures, reduced by a rate of 0.30% (thirty hundredths of a percent), calculated in accordance with the formula to be provided for in the Indenture; (b) Late Payment Charges, if any; and (c) any pecuniary obligations and other additions relating to the Third Series Debentures upon amortization.

(ee) Default Charges: Notwithstanding the Monetary Restatement, as applicable, and the Remuneration, in the event of default in the payment by the Company of any amount due to the Debenture Holders, the overdue debts incurred and unpaid by the Company shall be subject to, regardless of notice, notification or judicial or extrajudicial interpellation (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default to the date of actual payment; and (ii) a conventional fine, irreducible and of a non-compensatory nature, of 2% (two percent) per month, from the date of default to the date of actual payment; both calculated on the amount due and unpaid (“Default Charges”);

(ff) Early Maturity: The Fiduciary Agent shall consider all obligations under the Indenture to be accelerated, automatically or not, regardless of notice, summons or notification, judicial or extrajudicial, in the occurrence of the events to be described in the Indenture, observing the respective remedy period, as applicable (each one, an “Event of Early Maturity”);

(gg) Preemptive Rights. There will be no preemptive rights for the Company’s current shareholders in the subscription of the Debentures; and

(hh) Other Characteristics: all other characteristics of the Debentures will be described in the Indenture.

II. the hiring of the Service Providers, by means of the signature of the respective contracting instruments;

III. the execution of all and any instruments, agreements and documents and their eventual amendments and practice of all acts necessary or suitable for the formalization of the resolutions approved above, including the amendment to the Indenture to reflect the final rate of the Remuneration of the Debentures and the Remuneration of the Third Series Debentures;

IV. the execution of derivative transactions linked to the Debentures, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk;

Exhibit 99.1
V. the authorization to the Company’s officers and/or their legally constituted attorneys-in-fact, observing the provisions in the Company’s Bylaws, to represent the Company in the practice of all necessary or suitable acts for the formalization of the above resolutions, including, but not limited to the execution and negotiation of the Indenture, and, also regarding the Clauses that will define the Optional Early Redemption, the Early Redemption Offering and the Optional Extraordinary Amortization, the Distribution Agreement and other documents required for the registration of the Debentures with the B3, among other documents; and

VI. the ratification of all acts that have been practiced by the Company’s management related to the above matters.

7. Adjournment: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drafted, read, approved and will be signed electronically by all the attending Directors, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that were the basis for the matters dealt with at this meeting have been filed in the Portal de Governança. Signatures: Chairman of the Board: David Feffer. Vice – Chairman of the Board: Marcos Moreno Chagas Assumpção. Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, May 17, 2024.

______________________________
Marcos Moreno Chagas Assumpção
Secretary
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